SECURITIES AND EXCHANGE COMMISSION

			 Washington, D.C. 20549


			       FORM U-6B-2

		       Certificate of Notification


Certificate is filed by:  Bangor Hydro-Electric Company


     This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a)of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of the security or securities:     Revolving Credit Agreement

2.   Issue, renewal or guaranty:        Renewal

3.   Principal amount of each security:    The Credit Agreement provides a
borrowing facility of $60 million in Revolving Credit Notes and $10 million in Swingline Notes. The amount outstanding on August 27, 2003 was $27,000,000.

4. Rate of interest per annum of each security: Variable; initially LIBOR plus 0.75%

5.   Date of issue, renewal or guaranty of each security: August 27, 2003

6.   If renewal of security, give date of original issue:   June 30, 1995

7.   Date of maturity of each security:      June 29, 2004.

8. Name of the person to whom each security was issued, renewed or guaranteed:

Fleet National Bank, BankNorth, N.A., Bangor Savings Bank

9.   Collateral given with each security, if any:   None

10.  Consideration received for each security:    100%

11.  Application of proceeds of each security:

     N/A

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

     a.   the provisions contained in the first sentence of
	  Section 6(b):

     b.   the provisions contained in the fourth sentence of
	  Section 6(b):

     c. the provisions contained in any rule of the Commission other than Rule U-48:
				   X

13.  If the security or securities were exempt from the provisions of
Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b).)

				   N/A


14.  If the security or securities are exempt from the provisions of
Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

				   N/A


15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed:

	Security offerings by the Company with terms of less than twelve months were authorized by Holding Company Act Release No. 27445 (October 1,
2001).  See the Release at Section 5(B)(3).


			      BANGOR HYDRO-ELECTRIC COMPANY


			      By   /s/ David R. Black
				      Treasurer




Date:     September 4, 2003